Exhibit (a)(1)(i)

Neither Embrapar nor any of its affiliates has commenced the tender offer to which this communication relates. In connection with the proposed transaction, Embrapar will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials, as they may be amended from time to time, before making any decision with respect to the offer, because they will contain important information. Shareholders of Net may obtain a free copy of the Tender Offer Statement and its exhibits (when available) and other related documents filed by Embrapan with the SEC at the SEC’s website at www.sec.gov.

The offer will not be made or directed to holders of Net common or preferred shares in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction, and tenders of Net shares will not be accepted from or on behalf of holders in any such jurisdiction. However, Embrapar may, in its sole discretion, take such action as it may deem necessary to extend the offer in any such jurisdiction.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Embrapar and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Embrapar is under no obligation and expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EMBRATEL PARTICIPAÇÕES S.A.
CNPJ/MF 02.558.124/0001-12
N.I.R.E. 3330026237-7
Listed Company

MATERIAL FACT

Embratel Participações S.A. (“Embrapar”), in compliance with Instrução nº 358/02 of the Brazilian Comissão de Valores Mobiliários (“CVM”), informs the general public and its shareholders that, in an extraordinary shareholders’ meeting of Net Serviços de Comunicação S.A. (“NET”) held on April 5, 2012, NET's shareholders voted to approve: (a) the deregistration of NET, subject to shareholder approval through the unified public tender offer for all the shares issued by NET, to be launched by Embrapar (“Tender Offer”); and (b) the delisting of NET from the BM&FBOVESPA Level 2 corporate governance rules, subject to the completion of the Tender Offer.

In addition, NET’s minority shareholders decided, by a unanimous vote, to retain Banco BTG Pactual S.A. to prepare an appraisal report of NET in connection with the Tender Offer, in accordance with item 10.1.1 of the BM&FBOVESPA Level 2 Corporate Governance Regulation. Banco BTG Pactual S.A. shall comply with the criteria established in the article 4, §4th of Brazilian Law No. 6,404/76 in the preparation of its report.

Rio de Janeiro, April 5, 2012.
Embratel Participações S.A.
Isaac Berensztejn / Investors’ Relations Officer

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